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                            July 27, 2020

       Lai Jinpeng
       Chief Executive Officer
       Wiseman Global Ltd
       1702, Block B, Wisdom Plaza, No. 4068
       Qiaoxiang Road, Shahe Street, Nanshan District
       Shenzhen City, Guangdong, People   s Republic of China, 518000

                                                        Re: Wiseman Global Ltd
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed May 12, 2020
                                                            File No. 333-228130

       Dear Mr. Jinpeng:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9. Changes In and Disagreements with Accountants on Accounting and Financial
       Disclosure
       Management   s Report on Internal Control over Financial Reporting, page
34

   1. We note that you have not specifically provided a conclusion on the effectiveness of your internal controls over
financial reporting. Please amend your Form 10-K to clearly and specifically state a
conclusion on your evaluation of the effectiveness of your internal controls over financial
reporting.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lai Jinpeng
Wiseman Global Ltd
July 27, 2020
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameLai Jinpeng                         Sincerely,
Comapany NameWiseman Global Ltd
                                                      Division of Corporation
Finance
July 27, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName